UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Texas Pacific Land Trust
(Name of Issuer)

Sub-share Certificates
(Title of Class of Securities)

882610108
(CUSIP Number)

Jay Kesslen
c/o Horizon Kinetics LLC
470 Park Avenue South
New York, NY 10016
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Kinetics Advisers, LLC 13-4121163
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York
	7.	Sole Voting Power
		42,871
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by
Each Reporting
Person With:	9.	Sole Dispositive Power
		42,871

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person IA

1.	Names of Reporting Persons.
Horizon Asset Management LLC
13-3776334
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds
WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization
Delaware
	7.	Sole Voting Power
		1,079,087
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by
Each Reporting
Person With:	9.	Sole Dispositive Power
		1,079,087

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,079,087

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 13.8%

14.	Type of Reporting Person IA

1.	Names of Reporting Persons.
Kinetics Asset Management LLC
13-3878346
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power
		715,093
Number of Shares
Beneficially	8.	Shared Voting Power
Owned by
Each Reporting
Person With:	9.	Sole Dispositive Power
		715,093

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 715,093

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 9.2%

14.	Type of Reporting Person IA

1.	Names of Reporting Persons. Horizon Kinetics LLC 45-0642972
2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware
	7.	Sole Voting Power

Number of Shares
Beneficially	8.	Shared Voting Power
Owned by		1,837,051
Each Reporting
Person With:	9.	Sole Dispositive Power

	10.	Shared Dispositive Power
		1,837,051

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,051

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

[X]
13.	Percent of Class Represented by Amount in Row (11) 23.5%

14.	Type of Reporting Person OO

ITEM 1. SECURITY AND ISSUER

This statement relates to the sub-share certificates of proprietary interests (“Shares”) of Texas Pacific Land Trust (“TPL”). The address of TPL’s principal executive office is 1700 Pacific Avenue, Suite 2770, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Horizon Kinetics LLC, a Delaware limited liability company and parent company to registered investment advisers Horizon Asset Management LLC, Kinetics Asset Management LLC and Kinetics Advisers, LLC, (collectively, “Horizon Kinetics”), all of which maintain a principal business address of 470 Park Avenue South, New York, New York 10016. Neither Horizon Kinetics nor any of its executive officers have, in the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Horizon Kinetics, through its registered investment advisers, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in TPL. In addition, Horizon Kinetics and its principals maintain ownership of TPL by virtue of investments in certain accounts, including proprietary accounts.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Horizon Kinetics has acquired Shares of TPL for investment purposes from time to time for more than twenty years on behalf of both its clients as well as its own interest. Horizon Kinetics used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase shares for its proprietary accounts, which has included funds deposited by its personnel. The aggregate purchase price of the Shares collectively purchased by the Reporting Persons was approximately $1.4 billion.

ITEM 4. PURPOSE OF TRANSACTION

Horizon Kinetics has purchased Shares for investment purposes and may purchase additional shares for the same purpose. Except as described above, none of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

            (b)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kinetics Asset Management LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

            (c)        The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Kinetics Advisers, LLC, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 10,540 Shares of TPL held personally by senior portfolio managers of Horizon Kinetics. The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon Kinetics with respect to its proprietary accounts. Transactions effected by Horizon Kinetics in the last 60 days are as listed below. All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Asset Management LLC	5/21/2018	Buy	331	704.58
Horizon Asset Management LLC	5/21/2018	Sale	30	702.50
Kinetics Asset Management LLC	5/21/2018	Buy	389	702.50
Kinetics Asset Management LLC	5/21/2018	Sale	698	702.50
Horizon Asset Management LLC	5/22/2018	Buy	331	701.71
Horizon Asset Management LLC	5/22/2018	Sale	80	694.04
Kinetics Asset Management LLC	5/22/2018	Buy	389	701.92
Kinetics Asset Management LLC	5/22/2018	Sale	698	696.96
Horizon Asset Management LLC	5/23/2018	Buy	408	688.86
Horizon Asset Management LLC	5/23/2018	Sale	30	684.18
Kinetics Asset Management LLC	5/23/2018	Buy	300	687.91
Kinetics Asset Management LLC	5/23/2018	Sale	609	684.18
Horizon Asset Management LLC	5/24/2018	Buy	3235	695.63
Horizon Asset Management LLC	5/24/2018	Sale	2930	693.44
Kinetics Asset Management LLC	5/24/2018	Buy	300	691.27
Kinetics Asset Management LLC	5/24/2018	Sale	609	693.44
Horizon Asset Management LLC	5/25/2018	Buy	2404	675.82
Horizon Asset Management LLC	5/25/2018	Sale	36	676.18
Kinetics Asset Management LLC	5/25/2018	Buy	300	676.66
Kinetics Asset Management LLC	5/25/2018	Sale	2675	676.18
Horizon Asset Management LLC	5/29/2018	Buy	165	682.83
Horizon Asset Management LLC	5/29/2018	Sale	36	679.06
Kinetics Advisers, LLC	5/29/2018	Buy	10	680.00
Kinetics Asset Management LLC	5/29/2018	Buy	300	680.00
Kinetics Asset Management LLC	5/29/2018	Sale	431	679.06
Horizon Asset Management LLC	5/30/2018	Buy	194	691.18
Horizon Asset Management LLC	5/30/2018	Sale	18	689.01
Kinetics Asset Management LLC	5/30/2018	Buy	405	690.83
Kinetics Asset Management LLC	5/30/2018	Sale	541	689.01

Horizon Asset Management LLC	5/31/2018	Buy	860	699.32
Horizon Asset Management LLC	5/31/2018	Sale	768	693.53
Kinetics Asset Management LLC	5/31/2018	Buy	413	699.50
Kinetics Asset Management LLC	5/31/2018	Sale	541	695.00
Horizon Asset Management LLC	6/1/2018	Buy	300	708.00
Horizon Asset Management LLC	6/1/2018	Sale	174	709.80
Kinetics Asset Management LLC	6/1/2018	Buy	402	708.02
Kinetics Asset Management LLC	6/1/2018	Sale	541	708.02
Horizon Asset Management LLC	6/4/2018	Buy	197	729.18
Horizon Asset Management LLC	6/4/2018	Sale	18	728.50
Kinetics Asset Management LLC	6/4/2018	Buy	404	728.39
Kinetics Asset Management LLC	6/4/2018	Sale	583	728.50
Horizon Asset Management LLC	6/5/2018	Buy	156	701.61
Horizon Asset Management LLC	6/5/2018	Sale	18	699.52
Kinetics Asset Management LLC	6/5/2018	Buy	446	699.98
Kinetics Asset Management LLC	6/5/2018	Sale	617	699.52
Horizon Asset Management LLC	6/6/2018	Buy	318	679.04
Horizon Asset Management LLC	6/6/2018	Sale	18	679.92
Kinetics Asset Management LLC	6/6/2018	Buy	301	680.99
Kinetics Asset Management LLC	6/6/2018	Sale	636	679.92
Horizon Asset Management LLC	6/7/2018	Buy	621	700.00
Horizon Asset Management LLC	6/7/2018	Sale	143	697.57
Kinetics Asset Management LLC	6/7/2018	Buy	300	699.82
Kinetics Asset Management LLC	6/7/2018	Sale	954	700.04
Horizon Asset Management LLC	6/8/2018	Buy	381	706.52
Horizon Asset Management LLC	6/8/2018	Sale	243	706.91
Kinetics Asset Management LLC	6/8/2018	Buy	300	705.98
Kinetics Asset Management LLC	6/8/2018	Sale	477	705.76

Horizon Asset Management LLC	6/11/2018	Buy	172	704.49
Horizon Asset Management LLC	6/11/2018	Sale	18	703.90
Kinetics Asset Management LLC	6/11/2018	Buy	314	704.78
Kinetics Asset Management LLC	6/11/2018	Sale	497	703.90
Horizon Asset Management LLC	6/12/2018	Buy	232	701.56
Horizon Asset Management LLC	6/12/2018	Sale	18	699.99
Kinetics Asset Management LLC	6/12/2018	Buy	300	700.00
Kinetics Asset Management LLC	6/12/2018	Sale	540	699.99
Horizon Asset Management LLC	6/13/2018	Buy	284	694.46
Horizon Asset Management LLC	6/13/2018	Sale	140	692.09
Kinetics Asset Management LLC	6/13/2018	Buy	301	694.99
Kinetics Asset Management LLC	6/13/2018	Sale	550	693.53
Horizon Asset Management LLC	6/14/2018	Buy	220	699.86
Horizon Asset Management LLC	6/14/2018	Sale	112	696.13
Kinetics Asset Management LLC	6/14/2018	Buy	300	700.15
Kinetics Asset Management LLC	6/14/2018	Sale	548	694.40
Horizon Asset Management LLC	6/15/2018	Buy	290	683.65
Horizon Asset Management LLC	6/15/2018	Sale	18	686.00
Kinetics Asset Management LLC	6/15/2018	Buy	300	686.00
Kinetics Asset Management LLC	6/15/2018	Sale	518	686.00
Horizon Asset Management LLC	6/18/2018	Buy	371	685.00
Horizon Asset Management LLC	6/18/2018	Sale	43	682.95
Kinetics Asset Management LLC	6/18/2018	Buy	300	689.21
Kinetics Asset Management LLC	6/18/2018	Sale	678	683.50
Horizon Asset Management LLC	6/20/2018	Buy	240	704.65
Horizon Asset Management LLC	6/20/2018	Sale	18	704.98
Kinetics Asset Management LLC	6/20/2018	Buy	301	704.89
Kinetics Asset Management LLC	6/20/2018	Sale	534	704.98

Horizon Asset Management LLC	6/21/2018	Buy	230	696.61
Kinetics Asset Management LLC	6/21/2018	Buy	300	697.00
Kinetics Asset Management LLC	6/21/2018	Sale	527	696.09
Horizon Asset Management LLC	6/22/2018	Buy	442	700.34
Horizon Asset Management LLC	6/22/2018	Sale	44	702.22
Kinetics Asset Management LLC	6/22/2018	Buy	333	700.32
Kinetics Asset Management LLC	6/22/2018	Sale	718	697.48
Horizon Asset Management LLC	6/25/2018	Buy	373	699.09
Horizon Asset Management LLC	6/25/2018	Sale	18	698.50
Kinetics Asset Management LLC	6/25/2018	Buy	300	698.50
Kinetics Asset Management LLC	6/25/2018	Sale	583	698.50
Horizon Asset Management LLC	6/26/2018	Buy	459	705.23
Horizon Asset Management LLC	6/26/2018	Sale	53	701.18
Kinetics Asset Management LLC	6/26/2018	Buy	330	704.99
Kinetics Asset Management LLC	6/26/2018	Sale	786	702.02
Horizon Asset Management LLC	6/27/2018	Buy	317	708.64
Horizon Asset Management LLC	6/27/2018	Sale	18	704.86
Kinetics Asset Management LLC	6/27/2018	Buy	301	705.51
Kinetics Asset Management LLC	6/27/2018	Sale	621	704.86
Horizon Asset Management LLC	6/28/2018	Buy	289	696.42
Horizon Asset Management LLC	6/28/2018	Sale	22	691.91
Kinetics Asset Management LLC	6/28/2018	Buy	300	695.71
Kinetics Asset Management LLC	6/28/2018	Sale	570	691.01
Horizon Asset Management LLC	7/2/2018	Buy	223	698.10
Horizon Asset Management LLC	7/2/2018	Sale	4	698.00
Kinetics Asset Management LLC	7/2/2018	Buy	300	698.00
Kinetics Asset Management LLC	7/2/2018	Sale	514	698.00
Horizon Asset Management LLC	7/3/2018	Buy	213	694.61

Kinetics Asset Management LLC	7/3/2018	Buy	300	695.00
Kinetics Asset Management LLC	7/3/2018	Sale	514	693.50
Horizon Asset Management LLC	7/5/2018	Buy	246	706.83
Horizon Asset Management LLC	7/5/2018	Sale	4	701.77
Kinetics Asset Management LLC	7/5/2018	Buy	300	706.41
Kinetics Asset Management LLC	7/5/2018	Sale	543	701.77
Horizon Asset Management LLC	7/6/2018	Buy	355	718.67
Horizon Asset Management LLC	7/6/2018	Sale	4	718.98
Kinetics Asset Management LLC	7/6/2018	Buy	326	719.04
Kinetics Asset Management LLC	7/6/2018	Sale	676	718.68
Horizon Asset Management LLC	7/9/2018	Buy	335	725.11
Horizon Asset Management LLC	7/9/2018	Sale	91	716.23
Kinetics Asset Management LLC	7/9/2018	Buy	300	721.88
Kinetics Asset Management LLC	7/9/2018	Sale	610	720.94
Horizon Asset Management LLC	7/10/2018	Buy	236	741.56
Horizon Asset Management LLC	7/10/2018	Sale	32	741.12
Kinetics Asset Management LLC	7/10/2018	Buy	325	743.15
Kinetics Asset Management LLC	7/10/2018	Sale	538	741.99
Horizon Asset Management LLC	7/11/2018	Buy	1427	772.41
Horizon Asset Management LLC	7/11/2018	Sale	1129	771.30
Kinetics Asset Management LLC	7/11/2018	Buy	300	768.05
Kinetics Asset Management LLC	7/11/2018	Sale	601	766.06
Horizon Asset Management LLC	7/12/2018	Buy	237	795.99
Horizon Asset Management LLC	7/12/2018	Sale	4	796.00
Kinetics Asset Management LLC	7/12/2018	Buy	400	796.00
Kinetics Asset Management LLC	7/12/2018	Sale	634	796.00
Horizon Asset Management LLC	7/13/2018	Buy	256	798.70
Horizon Asset Management LLC	7/13/2018	Sale	4	793.15

Kinetics Asset Management LLC	7/13/2018	Buy	204	798.31
Kinetics Asset Management LLC	7/13/2018	Sale	557	793.15
Horizon Asset Management LLC	7/16/2018	Buy	101	784.65
Horizon Asset Management LLC	7/16/2018	Sale	61	786.88
Kinetics Asset Management LLC	7/16/2018	Sale	80	781.00
Horizon Asset Management LLC	7/17/2018	Buy	77	792.32
Horizon Asset Management LLC	7/17/2018	Sale	4	781.14
Kinetics Asset Management LLC	7/17/2018	Buy	12	788.50
Kinetics Asset Management LLC	7/17/2018	Sale	93	781.14
Horizon Asset Management LLC	7/18/2018	Buy	76	774.54
Horizon Asset Management LLC	7/18/2018	Sale	4	770.35
Kinetics Asset Management LLC	7/18/2018	Sale	80	770.35
Horizon Asset Management LLC	7/19/2018	Buy	187	769.55
Horizon Asset Management LLC	7/19/2018	Sale	4	768.44
Kinetics Asset Management LLC	7/19/2018	Sale	391	766.18

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no known contracts, arrangements, understandings or relationships with respect to the Shares of TPL.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Attached as Exhibit 1 is the Joint Filing Agreement applicable to Horizon Kinetics LLC, Horizon Asset Management LLC, Kinetics Asset Management LLC, and Kinetics Advisers, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2018	/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Kinetics Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Kinetics Advisers, LLC

Exhibit 1

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of July 23, 2018

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Kinetics LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Horizon Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Kinetics Asset Management LLC

/s/ Jay Kesslen
Jay Kesslen
General Counsel
Kinetics Advisers, LLC